Exhibit 1

FOR IMMEDIATE RELEASE	25 FEBRUARY 2014

WPP PLC (“WPP”)

JWT agrees to acquire creative digital agency Lemon Sky in Poland

WPP announces that its wholly owned operating company JWT, the global marketing communications agency, has agreed to acquire Lemon Sky, a leading creative digital marketing company in Poland.

Founded in 2000 and employing around 70 people in Warsaw and Wroclaw, the agency specialises in producing a broad range of digital advertising and campaign services. Clients include Nestle, Orange,Tesco and Leroy Merlin.

Lemon Sky’s unaudited revenues for the year ended 31 December 2013 were EUR 2.7 million with gross assets of approximately EUR 2.4 million as at the same date. Following the deal, Lemon Sky will join JWT Warsaw to create one truly integrated communications agency for Poland.

This investment continues WPP’s strategy of developing its services in important markets and sectors and strengthening its capabilities in digital media. WPP digital revenues (including associates) were well over US$5 billion in 2012, representing 33% of the Group’s total revenues of US$16.5 billion. WPP has set a target of 40-45% of revenue to be derived from digital in the next five years.

In Poland, the Group (including associates) generates revenues of around US$150 million and employs over 1,000 people. Across the Central and Eastern European markets collectively, WPP companies (including associates) generate revenues of around US$700 million and employ over 6,000 people, underlining its leadership in this important region.

ENDS

Contact:

Feona McEwan, WPP

+ 44(0) 207 408 2204